BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, June 25, 2010

To the

Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

We are writing to you regarding the authorization by the Argentine Central Bank, through its Resolution N° 124 dated June 7, 2010, of the acquisition by Banco de Galicia y Buenos Aires S.A. of a 95% stake in the following: (i) Compañía Financiera Argentina S.A., a corporation organized under Argentine law and authorized to operate as a financial institution, (ii) Cobranzas & Servicios S.A., a corporation organized under Argentine law and (iii) Universal Processing Center S.A., a corporation organized under Argentine law.

We hereby inform you that the final price at which Banco de Galicia y Buenos Aires S.A. acquired the above-mentioned equity stake is $294,500,000, the full payment of which was made on June 24, 2010.

We also hereby inform you that Tarjetas Regionales S.A. has acquired the remaining 5% stake.

Yours sincerely,

Patricia M. Lastiry
In charge of
Market Relations